                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                                    FORM 11-K



(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the fiscal year ended  December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________

Commission file number  1-8029



A.  The Ryland Group, Inc. Retirement Savings Opportunity Plan

B.  The Ryland Group, Inc.
    24025 Park Sorrento, Suite 400
    Calabasas, CA 91302

           THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
                        Information Required by Form 11-K

                                      INDEX


                                                                Page Number(s)
                                                                --------------
Report of Independent Auditors                                       1

Item 4.                Audited Financial Statements
                         and Schedule prepared in
                         accordance with ERISA                       2-9

Signatures                                                           10

Index of Exhibits                                                    11

                         REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.


We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                              /s/ Ernst & Young LLP

Los Angeles, California
May 16, 2001

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

                                              DECEMBER 31,       December 31,
                                                 2000               1999
                                              -----------        -----------
Accrued interest and dividends                $   162,953        $   193,398

Investments at fair value:
   Short-term investments                       4,640,449          5,000,686
   Preferred stock of
     The Ryland Group, Inc.                    12,796,402         11,838,132
   Mutual funds                                59,428,706         57,557,757
   Loans to participants                        1,269,831          1,234,345
                                              -----------        -----------
     Total investments                         78,135,388         75,630,920
                                              -----------        -----------

NET ASSETS AVAILABLE FOR
   BENEFITS                                   $78,298,341        $75,824,318
                                              ===========        ===========


See Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

                                                                YEAR ENDED           Year Ended
                                                               DECEMBER 31,         December 31,
                                                                   2000                 1999
                                                               ------------         ------------
ADDITIONS

Contributions:
   Employer                                                    $  4,618,974         $  4,390,323
   Participants                                                   6,872,657            6,100,759
   Rollovers                                                      1,013,605              744,131
                                                               ------------         ------------
        Total contributions                                      12,505,236           11,235,213

Interest:
   Participant loans                                                113,197              110,591

Dividends:
   The Ryland Group, Inc.
      Preferred stock                                               694,264              830,565
   Mutual funds                                                   7,793,832            3,917,807
                                                               ------------         ------------
        Total dividends                                           8,488,096            4,748,372
                                                               ------------         ------------

Total Additions                                                  21,106,529           16,094,176


DEDUCTIONS

Benefit payments to participants                                 11,097,835           10,202,875
                                                               ------------         ------------

Total Deductions                                                 11,097,835           10,202,875

Net realized and unrealized (depreciation) appreciation
   in fair value of investments                                  (7,534,671)           2,013,574
                                                               ------------         ------------

Increase in net assets
   available for benefits                                         2,474,023            7,904,875

Net assets available for benefits at
   beginning of year                                             75,824,318           67,919,443
                                                               ------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS
     AT END OF YEAR                                            $ 78,298,341         $ 75,824,318
                                                               ============         ============


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY  PLAN


NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan ("the Plan" or "the RSOP", previously known as "The Ryland Group, Inc. Retirement and Stock Ownership Plan") are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. The preferred stock of The Ryland Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum value of $25.25. Units of the Vanguard Savings Trust are valued at net asset value at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in fair value of investments.

Purchases and sales of investments are recorded on a trade-date basis. The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D) and is reflected in the statement of changes in net assets available for benefits in net realized and unrealized (depreciation) appreciation in fair value of investments. Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

The Company pays all administrative expenses incurred by the Plan. The Plan accounts for benefits due but unpaid as a component of net assets available for benefits. There were no material benefits due but unpaid at December 31, 2000 and 1999.


NOTE B: DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement. The current Plan permits deferral of a portion of participants' pretax income pursuant to Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals, with matches limited to the first six percent (6%) of the eligible participants' compensation that is deferred. The Plan is subject to the Employee Retirement Income Security Act of 1974.


Employee Eligibility

All full-time employees are eligible to participate in the Plan the first pay period of the quarter following 30 days of employment. Effective November 15, 1999, part-time employees scheduled to work 20 hours or more per week are eligible to participate in the Plan following 30 days of employment.

Each eligible participant could elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to nineteen percent (19%), of the eligible participant's compensation. In accordance with Internal Revenue Service regulations, no employee could contribute more than $10,500 or $10,000 to the Plan for the 2000 and 1999 calendar year, respectively. The Plan offers the participants several investment options for their contributions.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B: DESCRIPTION OF THE PLAN-CONTINUED

Employee Contributions and Investment Options

The following are descriptions of the participant investment options available during 2000:

VANGUARD 500 INDEX FUND - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

VANGUARD EXPLORER FUND - Seeks to provide long-term growth of capital by investing in a diversified group of small company stocks with prospects for above-average growth.

VANGUARD EXTENDED MARKET INDEX FUND - Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made mostly of mid- and small-capitalization companies.

VANGUARD INTERNATIONAL GROWTH FUND - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

VANGUARD TOTAL BOND MARKET INDEX FUND - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is widely recognized measure of the entire taxable U.S. bond market.

VANGUARD U.S. GROWTH FUND - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

VANGUARD WELLINGTON FUND - Seeks to provide income and long-term growth of capital without undue risk to capital by investing approximately 65% of its assets in stocks and the remaining 35% bonds.

VANGUARD WINDSOR II FUND - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

VANGUARD RETIREMENT SAVINGS TRUST - Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B: DESCRIPTION OF THE PLAN-CONTINUED

Company Contributions

As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both. In instances where cash was all or part of the Company's contribution, it was divided among the current investment funds based on each participant's current investment fund option selections. In instances where both preferred shares and cash were contributed to participant accounts, all participants received a prorata portion of each. Beginning January 1, 1998, participants no longer received preferred stock in connection with Company matching contributions to their accounts. The Company made no discretionary contributions for the years ended December 31, 2000 and 1999.

Vesting

Participants' contributions are fully vested at all times. The Plan provides for vesting of Company contributions of 20% after one year of service and 20% additional vesting for each year thereafter until the fifth year, at which time the participants are 100% vested. Participants are automatically vested upon death, disability or retirement as defined in the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest is paid ratably through payroll deductions.

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement Savings Opportunity Plan. Copies of this pamphlet are available from the Company's Employee Benefits Department.

NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of preferred stock pays an annual cumulative dividend of $2.2094. During 2000 and 1999, the Company paid $694,000 and $831,000, respectively, in dividends on the preferred stock. Each share of preferred stock entitles the holder to a number of votes equal to the shares into which the stock is convertible, and preferred stockholders generally vote together with common stockholders on all matters. The conversion and voting rights of the preferred stock are subject to anti-dilution adjustments.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND-CONTINUED

The Plan's purchase of the preferred stock was financed by a $40,000,000 loan from the Company. The interest rate on the loan was 9.99 percent and through September 1997, the loan was being repaid by the Plan through dividends received on the preferred stock and Company contributions. On October 1, 1997, the Plan paid off the remaining outstanding loan balance. As of December 31, 2000, 295,018 shares of preferred stock were allocated to participants' accounts. Beginning January 1, 1998, participants receive cash and no longer receive preferred stock in connection with Company matching contributions to their account.

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her convertible preferred stock account will be made at the participant's election either in cash or whole shares of common stock of the Company. If the participant elects to receive common stock, the Trustee will convert each share of preferred stock held in the participant's convertible preferred stock account into one share of common stock. The participant will receive from the Company an additional cash contribution to cover any differential between the current common stock price and the appraised value of the preferred stock. The Trustee will use the cash to acquire (on the open market) additional shares of common stock and then distribute to the participant the total number of shares of common stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of preferred stock into the number of shares of common stock into which such preferred stock is convertible, and will receive in cash from the Company any differential between the current common stock price and the appraised value of the preferred stock. The Trustee will then sell the shares of common stock on the open market and distribute to the participant the cash proceeds plus the differential contribution made by the Company. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

The cash received by the Trustee from the Company to fund any differential between the current market price of the Company's common stock and the appraised value of the preferred shares is recorded as an employer contribution in the Statement of Changes in Net Assets Available for Benefits. This cash is not included in the computation of the realized gain or loss from the converted preferred shares.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE E: INVESTMENTS

During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                             Year Ended December 31
                                            2000                1999
                                        -----------         -----------
Mutual Funds                            $(9,820,212)        $ 4,870,977
Preferred Stock -
   The Ryland Group, Inc.                 2,285,541          (2,857,403)
                                        -----------         -----------

                                        $(7,534,671)        $ 2,013,574
                                        ===========         ===========


Investments that represent five percent or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:


                                                          December 31
                                                    2000               1999
                                                -----------        -----------
Vanguard 500 Index Fund                         $11,228,738        $10,972,812
Vanguard Explorer Fund                           13,579,565         11,226,406
Vanguard U.S. Growth Fund                        15,744,542         18,975,290
Vanguard Wellington Fund                          9,410,916          8,771,702
Vanguard Retirement Savings Trust                 4,640,449          5,000,686
Preferred Stock - The Ryland Group, Inc.         12,796,402         11,838,132


The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investments as stated on the statement of net assets available for benefits. None of the investments are secured by collateral.

NOTE F: INCOME TAX STATUS

The Internal Revenue Service ruled (August 13, 1996) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

Schedule H, Line 4i
Schedule of  assets (Held at End of Year)


DECEMBER 31, 2000

                                      Description of Investment,
                                       Including Maturity Date,
        Identity of Issue, Borrower,    Rate of Interest, Par or                       Current
        Lessor or Similar Party            Maturity Value              Cost             Value
        ---------------------------   --------------------------    ------------      ------------
   *    Vanguard 500 Index Fund        Registered Investment Co     $ 10,587,312      $ 11,228,738

   *    Vanguard Explorer Fund         Registered Investment Co       13,506,727        13,579,565

   *    Vanguard Ext Mkt Idx Fund      Registered Investment Co        1,213,694           931,510

   *    Vanguard Int'l Growth Fund     Registered Investment Co        1,443,120         1,333,533

   *    Vanguard Ttl Bond Mkt Idx      Registered Investment Co        3,854,069         3,838,111

   *    Vanguard U.S. Growth Fund      Registered Investment Co       19,217,114        15,744,542

   *    Vanguard Wellington Fund       Registered Investment Co        9,719,806         9,410,916

   *    Vanguard Windsor II Fund       Registered Investment Co        3,444,357         3,361,791

   *    Vanguard Retire Svs Trust      Common/Collective Trust         4,640,449         4,640,449

   *    The Ryland Group, Inc.         Preferred Stock                 8,183,152        12,796,402

        Participant Loans              High - 10.50%                        -            1,269,831
                                       Low - 8.75%


* Indicates party in-interest to the Plan.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                           THE RYLAND GROUP, INC.
                                           RETIREMENT SAVINGS OPPORTUNITY PLAN






Date:  June 26, 2001                       By: /s/ Gordon A. Milne
                                               ------------------------------
                                               Gordon A. Milne
                                               Senior Vice President,
                                               Chief Financial Officer
                                               The Ryland Group, Inc.


                                           By: /s/ David L. Fristoe
                                               ------------------------------
                                               David L. Fristoe
                                               Senior Vice President, Controller
                                               and Chief Accounting Officer
                                               The Ryland Group, Inc.

                                                                     Page Of
                                                                   Sequentially
                                                                  Numbered Pages
                                                                  --------------
                                INDEX OF EXHIBITS


23      Consent of Ernst & Young, LLP, Independent Auditors             14







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